UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MULTIPLAN CORPORATION

(f/k/a CHURCHILL CAPITAL CORP III)

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

David Redmond

MultiPlan Corporation

115 Fifth Avenue

New York, New York 10003

(212) 780-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 62548M100

1.	Names of Reporting Persons. MPH Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) OO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 62548M100

1.	Names of Reporting Persons. MPH Acquisition Corp.1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) CO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Polaris Intermediate Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) CO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Polaris Parent LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) OO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Polaris Investment Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) PN

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Polaris Investment Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0†
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0†
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%†
14.	Type of Reporting Person (See Instructions) OO

†	See Item 5 of this Schedule 13D for additional information.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) is being filed by MPH Acquisition Holdings LLC, a Delaware limited liability company (“MPH LLC”), MPH Acquisition Corp., a Delaware corporation (“MPH Corp.”), Polaris Intermediate Corp., a Delaware corporation (“Polaris Intermediate”), Polaris Parent LLC, a Delaware limited liability company and successor to Polaris Parent Corp. (“MultiPlan Parent”), Polaris Investment Holdings, L.P., a Delaware limited partnership (“Holdings”), and Polaris Investment Holdings GP, LLC, a Delaware limited liability company (“Polaris GP”, and collectively with MPH LLC, MPH Corp. Polaris Intermediate, MultiPlan Parent and Holdings, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on August 28, 2020 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of MultiPlan Corporation (formerly known as Churchill Capital Corp. III), a Delaware corporation (the “Issuer”).

This Amendment is being filed to reflect certain transactions in connection with the closing of the mergers (the “Mergers”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Polaris Parent Corp., Holdings, Music Merger Sub I, Inc., a newly formed Delaware corporation and subsidiary of the Issuer (“First Merger Sub”), and Music Merger Sub II LLC, a newly formed Delaware limited liability company and subsidiary of the Issuer (“Second Merger Sub”), and to report that as a result of such Mergers, Polaris Parent Corp. has been merged with and into a subsidiary of the Issuer and all shares of Class A Common Stock previously reported as beneficially owned by the Reporting Persons are now beneficially owned by the Issuer and certain of its subsidiaries. As a result, such shares of Class A Common Stock are no longer considered outstanding shares of Class A Common Stock and will be held by the Issuer and its subsidiaries in treasury.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of MultiPlan Corporation (formerly known as Churchill Capital Corp. III), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 115 Fifth Avenue, New York, NY 10003.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1.	MPH Acquisition Holdings LLC, a Delaware limited liability company (“MPH LLC”),

2.	MPH Acquisition Corp.1, a Delaware corporation (“MPH Corp.”),

3.	Polaris Intermediate Corp., a Delaware corporation (“Polaris Intermediate”),

4.	Polaris Parent LLC, a Delaware limited liability company and successor to Polaris Parent Corp. (“MultiPlan Parent”),

5.	Polaris Investment Holdings, L.P., a Delaware limited partnership (“Holdings”), and

6.	Polaris Investment Holdings GP, LLC, a Delaware limited liability company (“Polaris GP”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A to the Original Schedule 13D.

(b) and (c). The managing member of MPH LLC is MPH Corp. The sole stockholder of MPH Corp. is Polaris Intermediate. The sole stockholder of Polaris Intermediate is MultiPlan Parent. Following the Mergers, MultiPlan Parent is an indirect wholly-owned subsidiary of the Issuer. Holdings is the former sole stockholder of MultiPlan Parent. The general partner of Holdings is Polaris GP.

The principal business of each of MPH LLC, MPH Corp., Polaris Intermediate and MultiPlan Parent is to serve as a holding company for MultiPlan, Inc., which provides data analytics and technology-enabled end-to-end cost management solutions to the U.S. healthcare industry. In connection with the closing of the Mergers, Holdings has entered into a plan of liquidation, transferred its ownership in MultiPlan Parent and is no longer the sole stockholder of MultiPlan Parent. The principal business of Polaris GP is to serve as the general partner of Holdings.

The principal office of each of the Reporting Persons, except Holdings and Polaris GP, is located at 115 Fifth Avenue, New York, NY 10003. The principal office of Holdings and Polaris GP is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Closing of Mergers

On October 8, 2020, the Mergers as contemplated by the Merger Agreement were consummated, and MultiPlan Parent and its subsidiaries became indirectly owned subsidiaries of the Issuer. In connection with such Mergers, all shares of Class A Common Stock held by MPH LLC previously reported on this Schedule 13D are now held by the Issuer or a subsidiary of the Issuer as treasury shares and are no longer considered to be outstanding shares of Class A Common Stock.

In connection with the closing of the Mergers, an aggregate of 415,700,000 shares of Class A Common Stock were payable to Holdings and its equityholders as partial merger consideration. As previously disclosed, in connection with the closing of the Mergers, and pursuant to a plan of liquidation and dissolution, (i) on the day prior to the closing date of the Mergers, Holdings distributed all of its beneficial interest in equity interests of Polaris Parent Corp. pro rata to Holdings’ equityholders in accordance with Holdings’ governing documents and (ii) acting as agent on behalf of Holdings’ equityholders, upon receipt of the merger consideration, Holdings distributed such consideration to Holdings’ equityholders. Following the completion of these actions, Holdings is expected to be liquidated and resolved.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) MPH LLC held 9,094,876 shares of Class A Common Stock as of the closing date of the Mergers. Following the mergers, Second Merger Sub (as the surviving entity in the merger with Polaris Parent Corp.) and its subsidiaries are subsidiaries of the Issuer and such shares of Class A Common Stock are no longer considered outstanding shares of Class A Common Stock. As a result, the Reporting Persons may be deemed to beneficially own 0 shares of the Issuer’s outstanding Class A Common Stock, or 0% of the Class A Common Stock outstanding.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock since the filing of the Original Schedule 13D.

(d) Not applicable.

(e) As described herein, following the closing of the Mergers, as of October 8, 2020, each of the Reporting Persons no longer beneficially owns any shares of Class A Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

MPH ACQUISITION HOLDINGS LLC

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Treasurer and Secretary

MPH ACQUISITION CORP.1

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Treasurer and Secretary

POLARIS INTERMEDIATE CORP.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President

POLARIS PARENT LLC

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President

POLARIS INVESTMENT HOLDINGS, L.P.

By:	Polaris Investment Holdings GP, LLC, its general partner

By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member

By:	Hellman & Friedman Investors VIII, L.P., its general partner

By:	H&F Corporate Investors VIII, LTD., its general partner

By:	/s/ HUNTER PHILBRICK
	Name:	Hunter Philbrick
	Title:	Vice President

POLARIS INVESTMENT HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member

By:	Hellman & Friedman Investors VIII, L.P., its general partner

By:	H&F Corporate Investors VIII, LTD., its general partner

By:	/s/ HUNTER PHILBRICK
	Name:	Hunter Philbrick
	Title:	Vice President

[Schedule 13D Signature Page]